ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 7, 2022	Michelle Huynh T +1 617 235 4614 michelle.huynh@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (“the Trust”), with respect to DoubleLine Shiller Enhanced CAPE® (the “Fund”), File Nos. 333-164298 and 811-22378

Dear Ms. Dubey:

Thank you for your oral comments provided on June 16, 2022, regarding your review of the Trust’s Post-Effective Amendment No. 87 to its registration statement (“PEA No. 87”), which was filed with the Securities and Exchange Commission (the “Commission”) on Form N-1A on May 26, 2022, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the Fund’s annual update of its registration statement. PEA No. 87 was filed by the Trust to amend information responsive to Items 5 and 17 of Form N-1A as needed to reflect that DoubleLine Alternatives LP is expected to become the investment adviser to the Fund and that DoubleLine Capital LP, currently the Adviser to the Fund, is expected to become the sub-adviser to the Fund. The Trust expects to file a post-effective amendment to its registration statement pursuant to Rule 485(b) under the Securities Act (the “485(b) Filing”) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement. The 485(b) Filing will also include updated information regarding other series of the Trust. In connection with the 485(b) Filing, the Trust hereby states the following:

1.

The Trust acknowledges that in connection with the comments made by the Commission staff (the “Staff”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.

The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or another regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

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3.

The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

Your comments are summarized below to the best of our understanding, followed by the Trust’s responses. Capitalized terms used and not defined herein have the meanings given to them in PEA No. 87.

Trust’s Governing Documents

1.

Comment: Please disclose in an appropriate location in the prospectus the pre-suit demand and 10% shareholder joinder requirement in Section 7.04 of the Trust’s Declaration of Trust. Please also disclose that Section 7.04 does not apply to claims arising under the federal securities laws.

Response: In respect to the Staff’s comment, the Trust will add the following disclosure to “Management of the Funds—Additional Information” under a new sub-heading entitled “Certain Provisions in the Trust’s Declaration of Trust”:

Derivative Claims of Shareholders. A shareholder may bring a “derivative” action on behalf of the Trust only if certain demand requirements set out in Delaware law and the Trust’s declaration of trust, as amended (the “Declaration”), are met, including (subject to certain exceptions) that the shareholder first make a demand on the Trustees to bring the action themselves. The demand requirements set out in Delaware law and the Declaration do not generally apply to shareholder actions alleging violations of the Federal securities laws. Please refer to the section of the SAI entitled “Trustees and Officers—Additional Information” for more information.

The Trust will also add the following disclosure to “Trustees and Officers—Additional Information” in the SAI:

Derivative Claims of Shareholders. The Trust’s Declaration of Trust, as amended (the “Declaration”), contains provisions regarding derivative claims of shareholders. In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Act (the “Delaware Act”), a shareholder may bring a derivative action on behalf of the Trust only if the shareholder or a group of shareholders first makes a pre-suit demand upon the Trustees to bring the subject action, unless a demand on the Trustees to bring such action is excused. A demand on the Trustees shall only be excused if a majority of the Board of Trustees, or a majority of any committee established by the Board to consider the merits of such action, has a personal financial interest in the action at issue. Unless a demand is excused pursuant to the Declaration, shareholders eligible to bring such derivative action under the Delaware Act who collectively hold Fund shares representing 10% or more of the total net asset value of all outstanding shares of the Trust, or of the series (or classes) to which such action relates if it does not relate to all series and classes, shall join in the demand for the Trustees to commence such action. Furthermore, unless a demand is excused pursuant to the Declaration, the Trustees must be afforded a reasonable amount of time to consider such shareholder demand and to investigate the basis of such action. The Trustees, at the expense of the Trust, shall be entitled to retain counsel or other advisors to consider the merits of the demand. The Trustees may designate a committee of one or more Trustees to consider a shareholder demand if necessary to create a committee with a majority

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of Trustees who are “independent trustees” (as such term is defined in the Delaware Act). The foregoing provisions apply to derivative claims and generally will not operate to limit rights of actions provided to shareholders under the Federal securities laws and brought by such shareholders. The foregoing is intended only as a summary and is qualified in its entirety by reference to the full text of the Declaration, which is on file with the SEC.

2.

Comment: The Staff’s view is that declaration of trust provisions that eliminate or alter the statutory fiduciary duties of trustees are inconsistent with federal securities laws and the Commission’s views on such person’s fiduciary duties. Briefly describe in the prospectus Section 4.01(e) and Section 11.02(a) of the Trust’s Declaration of Trust and state thereafter that nothing in the Trust’s Declaration of Trust modifying, restricting or eliminating duties or liabilities of trustees or officers shall apply to or in any way limit the duties (including state law duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: In respect to the Staff’s comment, the Trust will add the following disclosure to “Management of the Funds—Additional Information” under a new sub-heading entitled “Certain Provisions in the Trust’s Declaration of Trust”:

Limited Liability of Trustees. The Declaration provides that the Trust shall not in any way be bound or limited by any present or future law or custom in regard to investment by fiduciaries. The Declaration provides that a Trustee or officer shall be liable for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or officer, and for nothing else, and shall not be liable for errors of judgment or mistakes of fact or law. The Trustees, as trustees of a registered investment company, may have a number of duties ascribed to them under the 1940 Act and the foregoing provisions are not intended to eliminate or alter those duties.

Fund Summary – Fees and Expenses of the Fund

3.	Comment: With respect to footnote 1 of the fee table, please disclose the fees payable to the Fund’s swap counterparties as a percentage of the Fund’s net assets.

Response: The Fund respectfully declines to make the requested change because the referenced fees and expenses are determined by reference to the notional amount of the investment exposure, which notional amount may change from time to time and which amount may deviate, potentially significantly, from the net assets of the Fund as of the end of the prior fiscal year.

4.	Comments on the Fee Table, Footnote 2:

a.

Comment: Footnote 2 of the fee table states: “When the Fund invests in other investment vehicles sponsored by the Adviser . . . the Adviser will waive its advisory fee in an amount equal to the advisory fees paid by the other DoubleLine funds in respect of Fund assets so invested.” Please revise the fee table to disclose the advisory fee waiver as a separate line item after the “Total Annual Fund Operating Expenses” line item, to show the amount of the advisory fee waiver, and then another line item showing the total expenses after the advisory fee waiver. The footnote describing the advisory fee waiver should be attached to the separate line item showing the amount of the waiver. (See Instruction 3.e. to Item 3.)

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Response: The Fund has considered this comment and respectfully declines to make changes in respect to this comment. The Fund believes that reflecting the effect of the waiver in the Acquired Fund Fees and Expenses line item is appropriate because (i) the waiver only applies if and to the extent that the Fund invests in other funds subject to the waiver arrangement and (ii) the waiver is specifically intended to offset or reduce Acquired Fund Fees and Expenses. Showing the effect of the fee waiver in a separate line item from the Acquired Fund Fees and Expenses to which it relates may make the design and effect of the waiver less clear.

b.	Comment: Please disclose the term of the fee waiver, which should be for least one year from effective date of registration statement.

Response: The Fund intends to make the requested change in the 485(b) Filing.

c.	Comment: Please confirm that the waiver agreement between DoubleLine Alternatives and the Trust relating to the Fund will be attached as an exhibit to the 485(b) Filing.

Response: The Fund so confirms.

d.	Comment: With respect to the waiver agreement between DoubleLine Alternatives and the Trust relating to the Fund, please disclose who can terminate the waiver agreement and under what circumstances.

Response: The Fund notes that the current disclosure provides that the waiver agreement “may be terminated at any time with the consent of the Board of Trustees” and respectfully declines to make any additional disclosure changes.

e.	Comment: Please disclose any ability of the Adviser to recoup waived expenses and describe the terms of recoupment.

Response: Amounts waived pursuant to the referenced waiver are not subject to later recoupment. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

Fund Summary – Principal Investment Strategies

5.

Comment: The first paragraph on page 4 of the prospectus states that references herein to the “Adviser” shall refer to either DoubleLine Alternatives or DoubleLine Capital, or both, as applicable. Please revise this sentence and disclosure through the registration statement to refer to DoubleLine Capital as the sub-adviser and DoubleLine Alternatives as the Adviser.

Response: The Fund has reviewed the use of the defined term and believes that its use of “Adviser” as a defined term to refer to either DoubleLine Alternatives or DoubleLine Capital, as the context may request, is sufficiently clear and respectfully declines to make the requested change.

6.

Comment: The third paragraph on page 4 of the prospectus discusses the selection of various US sectors by the Index methodology. The Staff notes that, as disclosed in the Fund’s most recent fact sheet and in its annual report, the real estate, financials, consumer stables, and health care sectors each made up approximately 25% of the Fund’s investment exposure. Please disclose these four sectors in this paragraph and include corresponding principal risks associated with these sectors.

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Response: The Fund believes that its current disclosure appropriately describes the Fund’s potential exposure to various sectors in light of its investment strategy to seek to use derivatives, or a combination of derivatives and direct investments, to provide a return (before fees and expenses) that approximates the performance of the Index. See, for example, “–securities or sector selection risk” in this section. The Fund notes that it does not intend, as a principal investment strategy, to focus on specific sectors and that the specific sectors that comprise the Index may change as frequently as monthly and therefore respectfully declines to make the requested change.

7.	Comment: Please disclose the Fund’s market capitalization policy in the third paragraph on page 4 of the prospectus, rather than in only the Form N-1A, Item 9 strategy disclosure.

Response: The Fund intends to make the requested change in the 485(b) Filing.

8.

Comment: The fifth paragraph on page 4 of the prospectus states that “DoubleLine Alternatives or the Fund’s Board of Trustees may in their sole discretion and without advance notice to shareholders select, in place of the Index, another index . . .” Please either delete this sentence or revise it to reflect that the Fund will provide investors notice of changes in the Fund’s strategies or of the Fund name change if another index or basket of securities replaces the Index since the Fund includes the name of the Index in the Fund’s name. (See Section 35(d) of the 1940 Act.)

Response: The Fund hereby confirms that it would expect to provide notice of the referenced changes to purchasers of the Fund in the form of a prospectus supplement. The Fund respectfully declines, however, to make the requested disclosure change because the current disclosure is intended to reflect the practical limitation that the Fund cannot have any assurance that the sponsor of the Index will continue to calculate, publish and support the Index at all times, or that efficient investment exposure to the Index will remain available to the Fund at all times. The Fund may have little or no advance notice before the Index or investment exposure to the Index becomes unavailable to the Fund, and the referenced disclosure informs investors of that possibility.

9.

Comment: The second to last paragraph on page 4 of the prospectus notes that “[d]uring the Fund’s most recent fiscal year, the Fund entered into swap transactions related to the Index with a limited number of counterparties.” Please consider whether exposure to any single counterparty is so large that specific risks of that counterparty should be disclosed in principal risks.

Response: The Fund has considered the Staff’s comment and believes that its current disclosure appropriately characterizes the risks relating to the Fund’s exposure to a limited number of counterparties, including in light of all considerations, such as any requirements to post margin or collateral to tri-party arrangements intended to mitigate the counterparty risk associated with such transactions.

10.	Comments on the Last Paragraph on Page 4:

a.

Comment: The third sentence states, “Debt instruments in which the Fund may invest may include, by way of example . . .” Please delete “by way of example” and disclose all the debt instruments in which the Fund invests as part of its principal investment strategies.

Response: The Fund respectfully declines to make any changes in response to this comment.

b.	Comment: The third sentence states, “Debt instruments in which the Fund may invest may include, by way of example . . .” Please delete “may” before “may include”.

Response: The Fund intends to make the requested change in the 485(b) Filing.

July 7, 2022

11.

Comment: The Staff notes that section (ix) of “The Fund’s Investments in Debt Instruments” on page 5 states that the Fund may invest in “convertible securities.” If the Fund invests in contingent convertible securities (“CoCos”) as part of its principal strategy, the Staff requests that the Fund state that in this section and disclose the corresponding risks of CoCos.

Response: The Fund does not intend to invest in CoCos as a principal investment strategy. Accordingly, the Fund respectfully declines to add disclosure to the Fund’s Principal Investment Strategies regarding these investments at this time.

12.

Comment: The last sentence of the second full paragraph on page 5 of the prospectus states, “DoubleLine Capital does not consider the term ‘junk bonds’ to include any mortgage-backed securities . . .” Please revise this sentence to say that DoubleLine Capital can invest in mortgage-backed securities or any other asset-backed securities of any credit quality without limit.

Response: In light of the Staff’s comment, the Fund will update the indicated sentence as follows (additions bolded/underlined):

DoubleLine Capital does not consider the term “junk bonds” to include any mortgage-backed securities or any other asset-backed securities, regardless of their credit rating or credit quality, and accordingly may invest without limit in such investments.

Fund Summary – Principal Risks

13.	Comment: Please reorder the Fund’s principal risks in order of importance rather than alphabetically. (See ADI 2019-08, Improving Principal Risk Disclosure)

Response: The Fund respectfully declines to make the requested change at this time. The Fund believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors. More importantly, the Fund believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors.

14.

Comment: On the “derivatives risk” disclosure on page 8, if compliance with Rule 18f-4 by August 2022 creates risks for the Fund (e.g., the Fund will not be able to pursue principal strategies as described), please disclose this as a principal risk.

Response: The Fund respectfully declines to make any changes in response to this comment.

Additional Information About Principal Investment Strategies and Principal Risks

15.	Comment: Please incorporate the applicable comments above provided for Form N-1A, Item 4’s Principal Investment Strategies and Principal Risks to this section.

Response: The Fund will make conforming changes in line with its responses to the referenced comments in the 485(b) Filing.

Statement of Additional Information

Investment Restrictions—Fundamental Investment Policies

July 7, 2022

16.

Comment: Investment Restriction 4 states that investment companies are not considered to constitute an industry. Please disclose that the Fund will consider the holdings of investment companies in which it invests for purposes of determining compliance with this concentration policy.

Response: The Fund is not aware of any requirement to “look through” its investments in an investment company to the underlying securities held by such investment company for purposes of determining compliance with its policy on concentration. The Fund thus respectfully declines to add disclosure regarding the consideration of the holdings of any investment companies in which it invests.

17.

Comment: The “Fundamental Investment Policies” section states that “the Fund [takes] the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, and therefore the 25% concentration restrictions noted above do not apply to such securities.” Please delete this statement or revise it to state that government-issued MBS and ABS do not represent interest in any industry.

Response: The Fund respectfully declines to make the requested change. The Fund is not aware of any published guidance from the Commission or its Staff that establishes that all non government-issued mortgage-backed securities or asset-backed securities are part of an industry. In addition, the Fund notes that the referenced disclosure is consistent with the position taken and disclosed by a number of other registered investment companies.

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We believe that this submission fully responds to your comments. Please feel free to call me at (617) 235-4614 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Michelle Huynh

Michelle Huynh

cc:	Adam D. Rossetti, Esq.

Carolyn Liu-Hartman, Esq.

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.